FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	Bid to acquire the share capital of BancaNazionale del Lavoro

RELEVANT EVENT

In relation to the news which have appeared in the media, and responding to the request of the CNMV, BBVA informs that the Board of Directors that will probably meet during the week of 28 March to 1 April, 2005, plans to discuss the possible launch of a public bid to acquire the share capital of Banca Nazionale del Lavoro which BBVA does not own so far, once it obtains all the necessary authorizations. BBVA holds presently 14,72% of the ordinary shares of BNL.

As established under Italian banking law (“Istruzione di Vigilanza por le Banche” Title II, Chapter 1, section II, paragraph 3), BBVA filed today with the Bank of Italy the Preliminary Information due, according to which it communicates to the Italian banking regulatory authority its intention to propose to the Board of Directors the launching of a public offer bid.

It is foreseen to suggest to the Board that the shares will be paid with newly issued BBVA shares; for that purpose an extraordinary shareholders meeting shall be convened. The exchange ratio foreseen to be suggested to the board will be one share of BBVA for five shares of BNL .

March 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March, 18th 2005	Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.